Mail Stop 4561

July 18, 2008

William Atkinson
Chief Executive Officer
City Loan, Inc.
3431 Cherry Avenue
Long Beach, CA 90807

      Re: City Loan, Inc.
             Revised Preliminary Information Statement on Schedule 14C
             Filed July 17, 2008
             File No. 000-50561

Dear Mr. Atkinson:

      We have reviewed your revised filing and have the following comments.

General

1. We note that you did not submit a response letter on EDGAR with your revised information statement. Please submit the response letter as correspondence on the EDGAR system.

2. We note that you did not provide all the acknowledgments that we requested, which appear at the end of our letter dated July 10, 2008. In your next response, please provide the representations as requested. Note that the representations should come directly from the company.

Amendments to the Certificate of Incorporation to Effect the Reincorporation, page 3

3. Please refer to prior comment two in our letter dated July 10, 2008. We note that you summarized the differences in Delaware and Nevada corporate law but did not address the differences in the corporate governance documents of the company and new corporation. Please revise the information statement to provide a summary comparison of all of the material differences in the corporate governance documents, including the certificate of incorporation and the bylaws, of the company and the new corporation, and address the purpose and the general effect of each such change upon the rights of existing security holders. To the extent any of the described changes have an anti-takeover purpose or effect, ensure that you clearly disclose this effect. See Release No. 34-15230.

4. Please revise the second paragraph under "Comparison of Corporate Governance Documents" to reflect that, if true, you have outlined all material differences between the Delaware General Corporation Law and Nevada corporate law. This disclosure should be materially complete so that shareholders will not need to "refer to the NRS or GCL to understand how these laws apply to City Loan Nevada [or] to [y]our company." Revise this statement accordingly.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact Maryse Mills-Apenteng at (202) 551-3457. If, thereafter, you require additional assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Peter Gennuso, Esq.
       Gersten Savage LLP
       Via Facsimile (212) 980-5192